UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CYANOTECH CORPORATION
Full Name of Registrant

Former Name if Applicable

73-4460 Queen Kaahumanu Highway, Suite 102
Address of Principal Executive Office (Street and Number)

Kallua-Kona, HI 96740
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)

The Registrant is unable to file the Form 10-Q for the quarter ending December 31, 2006 within the prescribed period for the following reasons:

•              Cyanotech just filed its restated Form 10-K/A on February 14, 2007, which includes restated financial statements for the period ended March 31, 2006 and for certain prior periods.

•              Cyanotech anticipates that it will file Forms 10-Q for the quarters ended June 30, 2006 and September 30, 2006 by February 20, 2007, subject to the completion of the ongoing review of the financial statements therein.  Until such Form 10-Q filings for prior quarters are made, Cyanotech cannot file its Form 10-Q for the period ended December 31, 2006.

These matters could not be resolved by the required filing date without unreasonable effort and expense.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William R. Maris	(808)	326-1353
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of the anticipated change in results of operations from the corresponding period for the last fiscal year which will be reflected by the earnings statement to be included in Cyanotech Corporation’s Form 10-Q for the quarter ended December 31, 2006.

Cyanotech anticipates a significant change in the results of operations for the quarterly period ended December 31, 2006 compared to the corresponding period in 2005. Because the results of operations for the first, second, and third quarters of fiscal 2007 are subject to change after the completion of the review of such periods results, the change in operations for the nine months ended December 31, 2006 is difficult to estimate.

The Company reported in fiscal 2006 a loss of $210,000 on revenues of $2.3 million for the third quarter ended December 31, 2005 and a $348,000 loss on revenues of $7.9 million for the nine months ended December 31, 2005. In comparison to the amounts reported for the periods ended December 31, 2005 cited above, the net loss for the three months ended December 31, 2006 is expected to be in the range of $1.0 million to $1.2 million on revenues of approximately $2.4 to $2.5 million. The net loss for the nine months ended December 31, 2006 is expected to be in the range of $2.0 million to $2.2 million on revenues of approximately $7.3 million to $7.4 million.

The expected increased loss for the three month and nine month periods discussed above results from higher production costs as a result of fixed production costs spread over lower than planned production output, increases in some direct production costs, and substantial costs related to restatement and filing of the Company’s Form 10-K/A. Costs related to the restatement process and the late filings are estimated to be in range of $500,000 for the nine month period ended December 31, 2006, with most of this cost incurred in the three month period ended December 31, 2006.

The foregoing estimates of Cyanotech’s results of operations for the quarterly period ending December 31, 2006 are subject to change pending the completion of review of such periods.

CYANOTECH CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 14, 2006	By	/s/ William R. Maris
William R. Maris
Vice President of Finance and Administration,
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).